CERTIFICATE OF FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION
of
BBQ IN THE PARK, INC.

The undersigned certify that:

1.   They are the president and the secretary, respectively, of BBQ in the Park, Inc., a California corporation ("Corporation").

2.   The Articles of Incorporation of this Corporation are amended and restated to read as set forth on "Exhibit A" hereto, which is attached and incorporated by this reference, as if set forth fully herein.

3.   The First Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors of this Corporation.

4.   The First Amended and Restated Articles of Incorporation have been duly and actually approved by the required vote of shareholders entitled to vote in accordance with the Articles of Incorporation of this Corporation and Sections 902 and 903 of the California Corporations Code. The total number of outstanding shares of the Corporation entitled to vote on the amendment and restatement was 10,000 shares of Common Stock. The number of shares voting in favor of the First Amended and Restated Articles of Incorporation equaled or exceeded the vote required. The percentage vote required was not less than 66.7% of the outstanding shares of Common Stock and 100% of the outstanding Common Stock consented.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: July 8, 2020

_____
Fiona Drennan, President

Dated: July 8, 2020

_____
Blaine Patterson, Secretary

EXHIBIT A

to
FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION
of
BBQ IN THE PARK, INC.

FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION
of
BBQ IN THE PARK, INC.

I.
CORPORATION NAME

The name of this corporation is BBQ in the Park, Inc. ("Corporation").

II.
CORPORATION PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.
CAPITAL STOCK

1.   Designation of Capital Stock; Number of Authorized Shares. The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) two million (2,000,000) shares of Class A Common Stock, no par value per share, (ii) two million (2,000,000) shares of Class B Common Stock, no par value per share, and (iii) two hundred fifty thousand (250,000) shares of NetCapital Common Stock. The Class A Common Stock, Class B Common Stock, and NetCapital Common Stock are sometimes hereinafter collectively referred to as "Common Stock."

2.   Stock Split. Immediately upon the filing of these First Amended and Restated Articles of Incorporation, each outstanding share of Common Stock shall be converted and reconstituted, automatically and without further action, as two hundred (200) shares of Class A Common Stock ("Stock Split"). All share amounts set forth in these First Amended and Restated Articles of Incorporation have been revised to reflect the Stock Split, and, accordingly, no further adjustment in accordance with the terms of these First Amended and Restated Articles of Incorporation is necessary by reason of the Stock Split.

3.   Conversion Rights. As provided under the California Corporations Code, each share of Class A Common Stock is convertible at any time into one share of Class B Common Stock upon vote of at least a majority of the Shareholders of Class A Common Stock outstanding.

4.   <u>Voting</u>. Each share of Class B Common Stock is entitled to one (1) vote. Each share of Class A Common Stock and each share of NetCapital Common Stock is entitled to five (5) votes. Each share of Common Stock is entitled to vote on matters pursuant to the California Corporations Code. Pursuant to the California Corporations Code, where applicable, the Class A Common Stock shall vote together as a single class, the Class B Common Stock shall vote together as a single class, and the NetCapital Common Stock shall vote together as a single class.

IV.
CORPORATION LIMITATIONS OF DIRECTORS' LIABILITY AND INDEMNIFICATION OFAGENTS

1.   The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

2.   This Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to this Corporation and its shareholders.

3.   The Corporation is authorized and has the power to purchase and maintain insurance on behalf of any agent against any and all liability asserted against or incurred by the agent in that capacity or arising out of or relating to the agent's status as such to the fullest extent permissible under California law and whether or not the Corporation would have the power or authority to indemnify them under Section 317 of the California Corporations Code or these First Amended and Restated Articles of Incorporation.

4.   If, after the effective date of these First Amended and Restated Articles of Incorporation, California law is amended in a manner which permits a company to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of such defense expenses to, its directors or other persons, in any such case to a greater extent than is permitted on such effective date, the references in this Article IV to "California law" shall to that extent be deemed to refer to California law as so amended.

5.   Any repeal or modification of any of the foregoing provisions of this Article IV shall be prospective only, and shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of

any director of the Corporation with respect to, any acts or omissions of such director occurring prior to such repeal or modification.

V.
CORPORATION BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, amend or repeal any or all of the Bylaws of the Corporation. The Bylaws may also be amended or repealed by the approval of the outstanding shares of the Corporation.